EXHIBIT 8.1

List of Subsidiaries and Consolidated Variable Interest Entities

Subsidiaries:	Place of Incorporation

Yirendai Hong Kong Limited	Hong Kong
Yi Ren Heng Ye Technology Development (Beijing) Co., Ltd.	PRC
Chongqing Heng Yu Da Technology Co., Ltd.	PRC
Yi Ren Information Consulting (Beijing) Co., Ltd.	PRC

Consolidated variable interest entities:

Heng Cheng Technology Development (Beijing) Co., Ltd.	PRC
Yiren Financial Information Service (Beijing) Co., Ltd.	PRC
Huijin No. 28 Single Capital Trust E1*	PRC
Yiren Elite Loan Trust Beneficial Right Asset Backed Special Plan*	PRC
Huijin No. 28 Single Capital Trust E2*	PRC
Bohai Trust • Zhong Yi Property Trust No.1*	PRC
Huijin No.28 Single Capital Trust E3*	PRC
Bohai Trust • Yirendai Single Capital Trust*	PRC

*         Please see Note 2 to the audited consolidated financial statements included in this annual report for the details of the basis of consolidation.